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                      [MORRISON & FOERSTER LLP LETTERHEAD]

                                  May 10, 2006

VIA EDGAR
Ms. Laura Hatch
Securities and Exchange Commission
150 F Street N.E.
Mail Stop 4720
Washington, D.C. 20549-4720

     Re: Banc of America Funds Trust
         Registration Nos. 333-132211; 811-21862

Dear Ms. Hatch:

     Pursuant to Rule 461(a) under the Securities Act of 1933 (the "1933 Act"), the undersigned Registrant, Banc of America Funds Trust (the "Trust"), hereby requests that the Trust's Registration Statement on form N-1A, filed March 3, 2006 under the 1933 Act, be made effective on or about June 1, 2006, or as soon as possible thereafter.

     The Trust and Columbia Management Distributors, Inc. refer to the statement in Item 25 regarding indemnification of the Trust's trustees or officers in accordance with Rule 461(c) under the 1933 Act.

                                        Banc of America Funds Trust


                                        By: /s/ Christopher L. Wilson
                                            ------------------------------------
                                            Christopher L. Wilson
                                            President


                                        Columbia Management Distributors, LLC


                                        By: /s/ Donald E. Froude
                                            ------------------------------------
                                            Donald E. Froude
                                            President, Intermediary Division